                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                                BIOENVISION, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   09059N 10 0
                                 (CUSIP Number)

                               Steven H. Rouhandeh
                            SCO Capital Partners LLC
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                                 (212) 554-4158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2007
              (Date of Event Which Requires Filing This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)

                                 (Page 1 of 11)

CUSIP NO. 09059N 10 0                  13D                    PAGE 2 OF 11 PAGES

THIS SCHEDULE 13D AMENDMENT NO. 4 IS BEING FILED, AMONG OTHER THINGS, TO PROVIDE
AN UPDATE REGARDING SCO CAPITAL PARTNERS LLC'S POSITION WITH RESPECT TO THE
ISSUER'S PROPOSED MERGER TRANSACTION WITH GENZYME CORPORATION. AS MORE FULLY
DESCRIBED IN ITEM 4 BELOW, ON JUNE 18, 2007, SCO CAPITAL PARTNERS LLC SENT AN
ADDITIONAL LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER SETTING FORTH IN
FURTHER DETAIL SCO CAPITAL PARTNERS LLC'S POSITION WITH RESPECT TO THE
TRANSACTION. A COPY OF THE LETTER IS ATTACHED HERETO AS EXHIBIT C.

CUSIP NO. 09059N 10 0                  13D                    PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SCO Capital Partners LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
      (see instructions)                                                 (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (see instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF     7.   SOLE VOTING POWER          6,977,389
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8.   SHARED VOTING POWER          231,942
  OWNED BY     -----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER     6,977,389
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10.   SHARED DISPOSITIVE POWER     231,942
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,209,331
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (see instructions)                                      [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      13.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (see instructions)

      PN
--------------------------------------------------------------------------------

CUSIP NO. 09059N 10 0                  13D                    PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SCO Securities LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
      (see instructions)                                                 (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (see instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF     7.    SOLE VOTING POWER                 0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8.   SHARED VOTING POWER                0
  OWNED BY     -----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER             0
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10.   SHARED DISPOSITIVE POWER           0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES  (see instructions)                                     [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (see instructions)

      BD
--------------------------------------------------------------------------------

CUSIP NO. 09059N 10 0                  13D                    PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven H. Rouhandeh
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
      (see instructions)                                                 (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (see instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
 NUMBER OF      7.   SOLE VOTING POWER          6,977,389
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8.   SHARED VOTING POWER          231,942
  OWNED BY     -----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER     6,977,389
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10.   SHARED DISPOSITIVE POWER     231,942
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,209,331
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES  (see instructions)                                     [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      13.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (see instructions)

      IN
--------------------------------------------------------------------------------

CUSIP NO. 09059N 10 0                  13D                    PAGE 6 OF 11 PAGES

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 4 to Schedule 13D ("Schedule 13D") is being filed to amend
Amendment No. 3 to Schedule 13D filed on June 5, 2007 with respect to the common stock, par value $.001 per share (the "Common Stock") of Bioenvision, Inc., a
Delaware corporation ("Bioenvision" or the "Company"). The principal executive offices of the Company are located at 345 Park Avenue, 41st Floor, New York, New
York 10154.

This Schedule 13D, as amended, is being filed pursuant to Section 13(d) of the
Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by (i) Steven H. Rouhandeh ("Mr. Rouhandeh"),
(ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware ("SCO"), and (iii) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware ("SCO
Securities"). Mr. Rouhandeh, SCO and SCO Securities are collectively referred to herein as the "Reporting Persons."

(b) The Reporting Persons' business address is 1285 Avenue of the Americas, 35th
Floor, New York, New York 10019.

(c) The principal business of Mr. Rouhandeh is to serve as the Chairman and managing member of SCO and managing member of the entity that serves as sole member of SCO Securities. The principal business of SCO is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 1, 2007, SCO exercised in full the warrant to purchase 688,333 shares of
Common Stock that it received in connection with the Bioenvision's May 8, 2002 private placement transaction (as described below). Pursuant to such warrant exercise, SCO received 688,333 shares of Common Stock at a purchase price of
$1.50 per share which SCO paid in cash. The issuance of these shares of Common
Stock was exempt from registration under Regulation D promulgated under the
Securities Act or Section 4(2) of the Securities Act. The source of funds for the warrant exercise was internal capital of an affiliated entity.

On November 1, 2006, SCO exercised in full the warrant to purchase 1,200,000 shares of Common Stock that it received in connection with Bioenvision's
November 16, 2001 revolving credit facility transaction

CUSIP NO. 09059N 10 0                  13D                    PAGE 7 OF 11 PAGES

(as described below). SCO exercised this warrant pursuant to a cashless exercise provision at a purchase price of $1.25 per share and received a total of 927,768 shares of Common Stock with the remaining 272,232 shares of Common Stock issuable pursuant to such warrant paid to Bioenvision in consideration of such exercise. The issuance of these shares of Common Stock was exempt from registration under Regulation D promulgated under the Securities Act or Section
4(2) of the Securities Act.

On November 1, 2006, SCO Securities exercised in full the warrant to purchase
90,000 shares of Common Stock that it received in connection with the execution of the engagement letter between SCO Securities and Bioenvision (as described below). SCO Securities exercised this warrant pursuant to a cashless exercise provision at a purchase price of $1.25 per share and received a total of 69,583 shares of Common Stock with the remaining 20,417 shares of Common Stock issuable pursuant to such warrant paid to Bioenvision in consideration of such exercise.
On February 21, 2007, the 69,583 shares of Common Stock were transferred to SCO.
The issuance of these shares of Common Stock was exempt from registration under
Regulation D promulgated under the Securities Act or Section 4(2) of the
Securities Act.

On November 1, 2006, the Sophie C. Rouhandeh Trust (the "SR Trust") exercised in full the warrant that it received in connection with Bioenvision's November 16,
2001 revolving credit facility transaction (as described below). The SR Trust exercised this warrant pursuant to a cashless exercise provision at a purchase price of $1.25 per share and received a total of 115,971 shares of Common Stock with the remaining 34,029 shares of Common Stock issuable pursuant to such warrant paid to Bioenvision in consideration of such exercise. The issuance of these shares of Common Stock was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.

On November 1, 2006, the Chloe H. Rouhandeh Trust (the "CR Trust" and, together with the SR Trust, the "Trusts") exercised in full the warrant that it received in connection with Bioenvision's November 16, 2001 revolving credit facility transaction (as described below). The CR Trust exercised this warrant pursuant to a cashless exercise provision at a purchase price of $1.25 per share and received a total of 115,971 shares of Common Stock with the remaining 34,029 shares of Common Stock issuable pursuant to such warrant paid to Bioenvision in consideration of such exercise. The issuance of these shares of Common Stock was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.

On May 14, 2004 and on March 22, 2004, upon closings of private placement financings pursuant to which SCO Securities acted as placement agent. As consideration for services rendered, Bioenvision issued to SCO Securities warrants to purchase an aggregate of 170,092 shares of Common Stock at an exercise price of $6.25 per share, subject to certain anti-dilution adjustments.
SCO Securities allocated these warrants to SCO. The warrants expire five years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section
4(2) of the Securities Act. No cash consideration was paid by SCO or SCO
Securities to the Company in connection with the issuance of these warrants.

On May 8, 2002, Bioenvision consummated a private placement transaction pursuant to which Bioenvision raised $17.75 million in equity financing. SCO Securities acted as Bioenvision's financial advisor in connection with this equity offering. As consideration for services rendered, SCO received a warrant to purchase 688,333 shares of Common Stock at an exercise price of $1.50 per share.
The warrants expire five years from the date of issuance. This warrant was exercised on May 1, 2007 as described above. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or
SCO Securities to the Company in connection with the issuance of these warrants.

CUSIP NO. 09059N 10 0                  13D                    PAGE 8 OF 11 PAGES

On February 1, 2002, Bioenvision issued an aggregate of 7,000,000 shares of
Common Stock to the former stockholders of Pathagon, Inc., in connection with the consummation of a merger transaction. Of this amount, SCO received 5,121,613 shares of Common Stock as consideration in the merger transaction. The issuance of these shares was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.

On November 16, 2001, Bioenvision and SCO entered into a revolving credit facility pursuant to which Bioenvision could borrow up to $1 million from SCO.
In connection with this revolving credit facility, Bioenvision issued (i) to SCO a warrants to purchase 1,200,000 shares of Common Stock at an exercise price of
$1.25 per share, subject to certain anti-dilution adjustments, and (ii) to each of the SR Trust and the CR Trust, with respect to both of which Mr. Rouhandeh,
Chairman of SCO, serves as a trustee, a warrant to purchase 150,000 shares of
Common Stock at an exercise price of $1.25 per share, subject to certain anti-dilution adjustments. All of the foregoing warrants expire five years from the date of issuance. All of these warrants were exercised by their respective holders on November 1, 2006 as described above. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities
Act or Section 4(2) of the Securities Act. As a trustee of the Trusts, Mr.
Rouhandeh has shared voting power and shared investment power with respect to these shares, but disclaims any beneficial ownership thereof.

On November 16, 2001, Bioenvision entered into an engagement letter with SCO
Securities pursuant to which SCO Securities acted as Bioenvision's financial advisor. In connection with this engagement letter and services rendered pursuant thereto, Bioenvision issued to SCO Securities LLC, an affiliate of SCO, a warrant to purchase 90,000 shares of Common Stock at an exercise price of
$1.25 per share, subject to certain anti-dilution adjustments. The warrant expires five years from the date of issuance. This warrant was exercised on
November 1, 2006 as described above. The issuance of this warrant was exempt from registration under Regulation D promulgated under the Securities Act or
Section 4(2) of the Securities Act.

ITEM 4. PURPOSE OF TRANSACTION.

Each of the Reporting Persons purchased their shares of Common Stock and warrants to purchase Common Stock for investment purposes. Each of the Reporting
Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

On May 29, 2007, Bioenvision announced that it had entered into an Agreement and
Plan of Merger (the "Merger Agreement") with Genzyme Corporation, a
Massachusetts corporation ("Genzyme") and Wichita Bio Corporation, a Delaware
corporation and a wholly-owned subsidiary of Genzyme (the "Purchaser") pursuant to which the Purchaser will commence a tender offer for all of the outstanding shares of Common Stock and all of the outstanding shares of Series A Convertible
Participating Preferred Stock of Bioenvision at a purchase price of $5.60 per share of Common Stock. The Reporting Persons do not believe that the purchase price adequately values Bioenvision. Consequently, based on the currently available information and terms, the Reporting Persons intend at this time not to tender their shares in connection with such transaction and not to vote in favor of such transaction if such vote is requested.

On May 29, 2007, SCO delivered a letter to Bioenvision's board of directors outlining its objections to the transaction contemplated by the Merger
Agreement. A copy of the letter is attached hereto as Exhibit A and is incorporated herein by reference.

CUSIP NO. 09059N 10 0                  13D                    PAGE 9 OF 11 PAGES

On June 4, 2007, SCO delivered a second letter to Bioenvision's board of directors providing further detail as to its objections to the transaction contemplated by the Merger Agreement. A copy of the letter is attached hereto as
Exhibit B and is incorporated herein by reference.

On June 18, 2007, SCO delivered a third letter to Bioenvision's board of directors providing further detail as to its objections to the transaction contemplated by the Merger Agreement. A copy of the letter is attached hereto as
Exhibit C and is incorporated herein by reference.

Other than as set forth in the preceding paragraphs of this Item 4, each of the
Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g)
changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, (i) each of the two Trusts owns 115,971 shares of
Common Stock, (ii) SCO owns 6,807,297 shares of Common Stock, and warrants to purchase an aggregate of 170,092 shares of Common Stock, and (iii) SCO
Securities owns no Common Stock or warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 13.4% of the outstanding Common Stock of Bioenvision as of May 3, 2007 (as set forth in its
Form 10-Q filed on May 9, 2007). In his capacity as Chairman and managing member of SCO, Mr. Rouhandeh may be deemed beneficially to own the 6,807,297 shares of
Common Stock and warrants to purchase 170,092 shares of Common Stock owned directly by SCO.

(b) As a trustee of each Trust, Mr. Rouhandeh has shared power with his brother and spouse to vote 231,942 shares of Common Stock held by the Trusts. Mr.
Rouhandeh, in his capacity as Chairman and managing member of SCO, has the sole power to direct the vote and disposition of the 6,807,297 shares of Common Stock owned by SCO and, upon conversion of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 170,092 shares of Common
Stock underlying warrants owned by SCO. SCO and SCO Securities disclaim beneficial ownership of the warrants held by the Trusts.

(c) Reference is made to the Reporting Persons' responses to Item 3.

(d) Not applicable.

(e) Not applicable.

CUSIP NO. 09059N 10 0                  13D                   PAGE 10 OF 11 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Reference is made to the Reporting Persons' responses to Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A-- May 29, 2007 Letter from SCO Capital Partners LLC to the Board of Directors of Bioenvision, Inc.*

Exhibit B-- June 4, 2007 Letter from SCO Capital Partners LLC to the Board of
            Directors of Bioenvision, Inc.**

Exhibit C-- June 18, 2007 Letter from SCO Capital Partners LLC to the Board of
            Directors of Bioenvision, Inc.

*    Incorporated by reference to Schedule 13D Amendment No. 2 filed by the
     Reporting Persons on May 30, 2007.

**   Incorporated by reference to Schedule 13D Amendment No. 3 filed by the
     Reporting Persons on June 5, 2007.

CUSIP NO. 09059N 10 0                  13D                   PAGE 11 OF 11 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2007

                                        SCO CAPITAL PARTNERS LLC

                                        By: /s/ Steven H. Rouhandeh
                                            ------------------------------------
                                            Steven H. Rouhandeh
                                            Chairman

                                        SCO SECURITIES LLC

                                        By: /s/ Steven H. Rouhandeh
                                            ------------------------------------
                                            Steven H. Rouhandeh
                                            Chairman

                                            /s/ Steven H. Rouhandeh
                                        ----------------------------------------
                                            Steven H. Rouhandeh